Via Facsimile and U.S. Mail
Mail Stop 6010

July 21, 2008

Mr. Dan S. Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
PO Box 3190
Petach Tikva 49131, Israel

Re: Teva Pharmaceutical Industries Limited
Form 20-F for the Year Ended December 31, 2007
File No. 000-16174

Dear Mr. Suesskind:

       We have completed our review of your Form 20-F and have no further comments at this time.

                                        Sincerely,

                                        Carlton Tartar
                                        Accounting Branch Chief